Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 6
DATED DECEMBER 9, 2005
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 6 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 1 dated October 14, 2005, Supplement No. 2 dated October 28, 2005, Supplement No. 3 dated November 8, 2005, Supplement No. 4 dated November 10, 2005 and Supplement No. 5 dated November 22, 2005.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below.  You should read this Supplement No. 6 together with our prospectus and each supplement thereto.

Business and Policies

On December 6, 2005, we purchased approximately $27 million of special voting stock in our joint venture, Minto Builders (Florida), Inc. referred to herein as MB REIT, a joint venture we have formed with Minto Developers.

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 1 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

MB REIT purchased the following property on the date indicated below:

Description of Real Estate Assets

Lake View Technology Center I; Suffolk, Virginia

On December 2, 2005, MB REIT acquired a freestanding office building leased to the General Services Administration (GSA) for the U.S. Joint Force Command through the purchase of all of the membership interests of a limited liability company holding title to this center for approximately $24.5 million.  The center contains approximately 110,000 of gross leasable square feet.  The building is located at 115 Lakeview Parkway in Suffolk, Virginia. This property will be subject to competition from similar office buildings within its market area and its economic performance could be affected by changes in local economic conditions.

The limited liability company, MB Suffolk Lakeview, LLC acquired this property on October 7, 2005 from an unaffiliated third party for approximately $24.5 million.  The affiliate agreed to sell MB REIT this property for the price it paid to the unaffiliated third party, plus any actual costs incurred.  MB REIT subsequently acquired all of the outstanding membership interests in this limited liability company from Inland American Acquisitions, Inc. herein referred to as IAA, a wholly owned indirect subsidiary of The Inland Real Estate Transactions Group, Inc.  The membership interest was transferred to MB REIT for no consideration.  Inland Western Retail Real Estate Trust, Inc. provided the initial financing of $24.3 million to acquire the property.  This loan was subsequently repaid on December 6, 2005 by MB REIT.

MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant is obligated to pay a substantial portion of any monies spent pursuant to provisions in its respective lease.

MB REIT is of the opinion, that the property is adequately covered by insurance.

One tenant, GSA, leases 100% of the total gross leasable area of the property.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
GSA - U.S. Joint Force Command	68,330	62	18.27	05/04	05/14

GSA - U.S. Joint Force Command	41,677	38	23.00	10/04	10/14

Lake View Technology Center I was built in 1999 and was expanded during 2004. The following tables set forth certain information with respect to those leases:

	Square Feet	Lease	Renewal	Current	Rent per
Lessee	Leased	Ends	Option	Annual Rent	Square Foot

GSA - U.S. Joint Force Command	68,330	05/14	None	1,248,389	18.27

GSA - U.S. Joint Force Command	41,677	10/14	2/1 yr.	958,571	23.00

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2005	0	-	-	-	-	-
2006	0	-	-	-	-	-
2007	0	-	-	-	-	-
2008	0	-	-	-	-	-
2009	0	-	-	-	-	-
2010	0	-	-	-	-	-
2011	0	-	-	-	-	-
2012	0	-	-	-	-	-
2013	0	-	-	-	-	-
2014	2	110,007	2,206,960	100%	2,206,960	20.06

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $18.4 million.  MB REIT uses the straight-line method to calculate depreciation expense for tax purposes.  Buildings and improvements are depreciated based upon estimated useful lives of 40 and 20 years, respectively.

The table below sets forth certain information with respect to the occupancy rate at Lake View Technology Center I expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.  Information for prior years was not available.

Year Ending	Occupancy Rate as of	Effective Annual Rental
December 31,	December 31,	Per Square Foot

2004	100%	$20.22

Information regarding real estate taxes payable in 2005 and 2006 for the tax year ended 2005/2006 (the most recent tax year for which information is generally available) were $182,152.  The real estate taxes payable were calculated by multiplying Lake View Technology Center I assessed value by a tax rate of 1.34.

Potential Property Acquisitions

MB REIT is currently considering acquiring the property listed below.  The decision to acquire this property will generally depend upon:

•

no material adverse change occurring relating to the underlying property, the tenants or in the local economic conditions;

•

either the receipt of sufficient net proceeds from our offering, equity capital available to MB REIT or financing proceeds to make the acquisition; and

•

the receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.

Other properties may be identified in the future that we, either directly or indirectly through MB REIT, may acquire before or instead of the property listed below. There can be no assurance that this property will be acquired.

In evaluating this property and determining the appropriate amount of consideration to be paid for this property, we will consider a variety of factors including overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and whether or not the overall rental rate at the shopping center is comparable to market rates.  We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions.

Triangle Center; Longview, Washington

MB REIT may purchase a fee simple interest in an existing shopping center known as Triangle Center containing approximately 250,800 gross leasable square feet.  The center is located at 1305 Ocean Beach Highway in Longview, Washington.

If acquired, MB REIT anticipates purchasing this property from an unaffiliated third party for a cash purchase price of approximately $40.1 million.  MB REIT anticipates purchasing this property for cash and may later borrow monies using this property as collateral.

If acquired, MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

Three tenants, Ace Hardware, Ross Dress for Less and Triangle Bowl, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Ace Hardware	31,574	13	8.00	12/99	11/04
			8.80	11/04	11/09
			9.68	11/09	11/14

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ross Dress for Less	29,793	12	Abated	12/04	05/05
			9.50	05/05	01/10
			10.00	02/10	01/15

Triangle Bowl	30,000	12	3.50	05/05	08/15

Information regarding real estate taxes payable in 2005 and 2006 for the tax year ended 2005/2006 (the most recent tax year for which information is generally available) were $198,114.  The real estate taxes payable were calculated by multiplying Triangle Center's assessed value by a tax rate of 1.36.

For federal income tax purposes, MB REIT's depreciable basis in this property, if acquired, will be approximately $30.1 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Triangle Center was rehabbed during 2004.  As of December 1, 2005, this property was ninety-six percent (96%) occupied, with a total of approximately 240,018 square feet leased to 33 tenants.  The following tables set forth certain information with respect to those leases:

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Check N' Go	1,230	10/06	-	20,415	18.22
Open Advanced MRI of Longview	1,320	01/07	1/5 yr	25,080	19.00
Citifinancial	1,180	02/07	-	22,740	19.27
Stewart Title	3,600	12/08	-	62,986	17.50
Starbucks	1,370	02/09	2/5 yr	24,660	18.00
Great Clips	1,234	04/09	1/5 yr	22,682	18.38
H & R Block	2,516	04/09	1/5 yr	35,224	14.00
Lower Columbia Eye Clinic	7,800	04/09	-	88,774	11.38
Just Music & DVD Warehouse	2,648	10/09	1/5 yr	37,072	14.00
US Cellular	2,800	04/10	2/3 yr	67,200	24.00
Advance America	1,400	05/10	1/5 yr	28,000	20.00
Pizza Schmizza	1,400	05/10	2/5 yr	29,400	21.00
EB Games	1,400	06/10	1/5 yr	30,800	22.00
Fantastic Sam's	1,400	06/10	1/5 yr	29,400	21.00
Moonlight Bay	3,200	08/10	1/2 yr 1/3 yr	57,600	18.00
Luv's Hallmark Cards	3,600	10/10	-	57,600	16.00
USA Nails	569	10/10	2/5 yr	15,078	26.50
LA Weight Loss Centers	1,438	10/10	2/3 yr	25,165	17.50
Sleep Country USA	7,200	12/10	1/1 yr 1/2 yr 1/3 yr	144,000	20.00
RadioShack	2,400	01/11	-	43,200	18.00
AT&T Wireless	1,500	02/11	1/5 yr	27,450	18.30
Rite Aid	20,800	10/11	2/5 yr	104,004	5.00
Ace Hardware	31,574	11/14	3/5 yr	277,848	8.80
Ross Dress for Less	29,793	01/15	4/5 yr	283,034	9.50
Michael's	16,993	02/15	4/5 yr	220,909	13.00

	Approximate GLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)
Lane Bryant	4,573	04/15	2/5 yr	82,230	17.98
Petco	13,500	05/15	2/5 yr	175,500	13.00
Quizno's	1,600	05/15	2/5 yr	35,200	22.00
Triangle Bowl	30,000	08/15	-	105,000	3.50
Blockbuster Video	5,460	10/15	2/5 yr	103,740	19.00
Ichi Teriyaki	1,520	01/16	-	31,920	21.00
Bed, Bath & Beyond	23,000	01/16	-	201,250	8.75
Washington Mutual Bank	10,000	04/22	-	129,828	12.98

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2005	0	-	-	-	2,626,979	-
2006	1	1,230	22,415.85%		2,643,521	18.22
2007	2	2,500	48,479	1.85%	2,624,644	19.39
2008	1	3,600	62,986	2.43%	2,588,359	17.50
2009	7	17,006	252,568	9.82%	2,571,614	14.85
2010	9	22,969	478,624	20.10%	2,381,583	20.84
2011	3	24,700	187,300	9.84%	1,902,959	7.58
2012	0	-	-	-	1,715,659	-
2013	0	-	-	-	1,715,659	-
2014	1	31,574	305,640	17.81%	1,715,659	9.68

Information with respect to the occupancy rate at Triangle Center expressed as a percentage of total gross leasable are and the average effective annual base rent per square foot historically was not available.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to specified amount.

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of December 5, 2005.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	5,345,310	53,453,100	5,612,576	47,840,524

	5,365,310	53,653,100	5,612,576	48,040,524

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.